Mail Stop 3561

July 6, 2007

Melvyn Knigin, Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, New York 10010

   Re: **Movie Star, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed June 8, 2007
     File No. 1-05893

     Registration Statement on Form S-1
     Filed June 8, 2007
     File No. 333-143619

     Form 10-K for the Fiscal Year Ended June 30, 2006
     Filed September 27, 2006
     File No. 1-05893

     Form 10-Q for the Fiscal Year Ended March 31, 2007
     Filed May 10, 2007
     File No. 1-05893

Dear Mr. Knigin:

   We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Summary of the Material Terms of the Merger and Related Transactions, page 1

1.   Here and elsewhere in the proxy statement, where you refer to the stock issuance proposal, specifically refer to the number of shares you seek to issue when you refer to the approval of the issuance of shares so that shareholders can appreciate the quantity of shares you plan to issue.

2.   Please provide the facts relied upon to make the Section 4(2) exemption available with regard to the issuance of the shares of common stock in the stock issuance proposal.

3.   Either in the context of the number of shares necessary for the approval of each of the matters being presented to shareholders or in your discussion of the voting agreement you have entered into with TTG Apparel, please revise to discuss the extent to which the vote is assured with respect to each of the matters being presented.

4.   You refer to an amendment to your bylaws whereby the approval of 75% of your directors will be necessary for certain material transactions not in the ordinary course or actions that affect your capital structure. Please revise to indicate whether this change to your bylaws will require shareholder approval or can be implemented with the approval of your directors acting alone.

5.   Please remove from the summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

6.   It appears the Summary of the Material Terms of the Merger and Related Transactions section is duplicative of some information found in the Questions and Answers About the Proposals section and the Summary of the Proxy Statement section, especially as it relates to the vote required to approve each matter. Please revise those three sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Proposals section to procedural matters relating to the meeting.

Questions and Answers About the Proposals, page 4

7.   Refer to the Q&A entitled "If my shares are held in 'street name', will my broker, bank or nominee automatically vote my shares for me?" and revise to explain which of your matters are non-discretionary vs. discretionary so that shareholders can appreciate the import of these designations.

Summary of this Proxy Statement, page 14

8.   In your discussion regarding the Management of the Combined Company, please revise to indicate where the members of management previously served so as to provide readers with information regarding the representation of management.

Risk Factors, page 28

Risks Relating to the Merger, page 28

9.   Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors; especially focusing on the risks in your Risks Related to the Businesses of Movie Star and Frederick's of Hollywood subsection. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

- "The combined company may fail to realize some or all of the anticipated benefits of the merger." Page 28.

- "Adverse changes in the economy may adversely affect consumer spending, which could negatively impact the combined company's business." Page 33.

- "Increases in costs of mailing, paper and printing may affect the combined company's business." Page 36.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 30. Some of your risk factors should be separated into multiple risk factors, such as the last full risk factor on page 33. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, such as the last risk factor on page 33, and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

10.	Please tell us why you have not included a discussion of the dilution or other risks caused by the subscription rights registration statement on Form S-1 that you filed on June 8, 2007.

The failure to integrate successfully in a timely manner our business operation…, page 29

11.	In this risk factor, you state that the combined company "may face significant challenges in consolidating [y]our functions…." Significant challenges do not necessarily equate to material risks. Please revise this risk factor to disclose only material risks in integrating your operations with those of Frederick's of Hollywood.

The combined company will be required to comply with Section 404 of the…, page 31

12.	In this risk factor, you state that FOH Holdings has two material weaknesses and other deficiencies in its internal control over financial reporting. Please disclose this fact in the heading of this risk factor or create a separate risk factor disclosing this information specifically. Also, please discuss whether these material weaknesses are likely to cause material weaknesses in the internal control over financial reporting of the combined company.

The combined company depends on its key personnel, page 33

13.	Please disclose the key personnel to whom you are referring in this risk factor.

We rely on one key customer, and the loss of such key customer could…, page 34

14.	You state that in fiscal year 2006 and the nine months ended March 31, 2007, approximately 40% and 65% of your sales were generated respectively from five customers, including Wal-Mart. Please disclose the other four customers or tell us why it would not be appropriate for you to do so.

The failure to upgrade information technology systems as necessary could…, page 36

15.   In this risk factor, you state that some of your information technology
        systems and some of Frederick's of Hollywood's information technology
        systems "are dated and are an amalgamation of multiple applications, rather
        than one overarching state-of-the-art system." Please disclose the systems
        that will cause a material risk to you and the combined company if
        modifications or replacements are not made.

FOH Holdings' Selected Historical Consolidated Financial and Other Data, page 42

16.   Please expand to include income (loss) from continuing operations per
        common share and cash dividends declared per common share as required by
        Item 301 of Regulation S-K.

The Merger and Related Transactions, page 52

Background of the Merger and Related Transactions, page 52

17.   Please revise to more clearly identify each person in attendance at each
        meeting. For example, where you state that "members of our management,"
        "members of our board," "members of FOH Holdings' management team,"
        "members of FOH Holdings' board of directors," or another group similarly
        described performed certain tasks or attended certain meetings, please
        identify the individuals to whom you refer.

18.   You state that in January 2004, during Michael Tokarz's due diligence
        investigation of you prior to his purchase of your shares from a former
        shareholder, Mr. Tokarz met with your management team and discussed
        whether you would be interested in growing your business. Please disclose
        who initiated this meeting.

19.   In the third paragraph on page 54, you state that Chanin Capital, LLC's
        preliminary analysis of the merger suggested that an ownership percentage
        for your shareholders higher that 33% could be justified. Ultimately, it
        appears that you decided to accept a 40% ownership percentage for your
        shareholders. Please disclose whether 40% reflects Chanin's initial analysis.

20.   In one of the bullet points on page 58, you state that Chanin Capital, LLC
        conducted a process to "seek alternative proposals to the proposed
        transaction." Please note that you must discuss the benefits and risks
        associated with any alternative transaction you considered, and indicate why
        any alternative was deemed inferior to the instant transaction. In this regard,

your revised disclosure must include all alternatives considered.

21.   On page 55, you state that on August 29, 2006 Torys LLP informed Cooley Godward Kronish LLP of "several issues raised by the draft merger agreement" upon which FOH Holdings, Inc. showed no initial flexibility and caused negotiations to be suspended. Please disclose these issues and how progress was made so that negotiations were recommenced on September 5, 2006.

22.   On November 6, 2006, the FOH Holdings, Inc. special committee submitted a new proposal in writing to your special committee that reflected many of the terms included in your special committee's October 25, 2006 proposal. Please discuss these terms.

23.   Please elaborate upon your discussion of the solicitation of third party interests that was undertaken by Chanin. In doing so, please describe whom or what types of parties were solicited and how those parties were selected.

24.   Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board including the report made by Allen & Company. In addition, you should provide to us for review any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Reasons for the Recommendation of our Special Committee and Board of…, page 57

25.   It is important that stockholders understand why the board chose to pursue the merger. In this regard, the factors you discuss must be explained in enough detail for stockholders to understand them without using conclusory statements or listing of generalized areas of consideration. Therefore, you must ensure that each factor you cite contains adequate detail to place it in context. Please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of the board's consideration of each factor. Please describe in specific terms what it was about each factor that supports the board's decision. As examples, consider the following:

- more clearly explain the potential operating and sales synergies and cost savings the merger will create;

- address the current state of development, your customer concentration, your prospects as an independent company, the increasingly competitive market for your products and services, and your competitive position about which you state your board of directors and special committee were familiar and led to their decision regarding the merger;

- explain how the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies compete; and

- discuss the meaning of the potential incompatibility of business cultures.

26. In the last paragraph of this section, you state that the foregoing discussion of information and factors considered by your special committee and the board of directors "is not intended to be exhaustive," and the special committee and board took into account other information and factors in determining whether to recommend the transaction. Alternatively, please disclose whether you have discussed all the material information and factors considered by your special committee and board in making their decisions. If not, please provide all material information and factors considered by the special committee and board in deciding on the merger.

Opinion of Financial Advisor to Special Committee, page 61

27. You state that the summary of the Chanin Capital, LLC opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

28. Please revise this section and other applicable sections throughout your document to provide a clearer and more concise discussion of the analyses performed by Chanin Capital, LLC. For each analysis, please expand your disclosure to provide a full discussion of the statistical findings, including how these companies determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. For example, your Discounted Cash Flow Analysis presents the implied enterprise values but does not explain what those values mean in the context of the present transaction consideration. Generally, please provide disclosure

in understandable terms that clearly explains upon what the financial advisor is opining. See Item 1015(b)(6) of Regulation M-A.

29.   We note that you have included in this section, in a bulleted format, the factors Chanin Capital, LLC considered in performing its analyses of the fairness of the consideration. Additionally, please disclose in the same bulleted format the specific assumptions Chanin made in performing its analyses of the fairness of the consideration.

Publicly Traded Company Analysis, page 63

30.   Please expand your discussion regarding the bases on which the specific selected companies were chosen for comparison by Chanin Capital, LLC and tell us whether any companies meeting this criteria were excluded from the analysis.

Precedent Transaction Analysis, page 64

31.   Please tell us whether any precedent transactions meeting the criteria were excluded from your analysis. Also, please disclose the total dollar value, the merger price per share, and the premium paid to shareholders for each transaction considered.

Discounted Cash Flow Analysis, page 65

32.   Please tell us the basis for the selection of the 7.5x to 8.5x terminal value multiple ranges and the 16.5% to 18.5% discount rate and please explain why Chanin Capital, LLC believes that these ranges are the most appropriate indicators.

Interests of Movie Star Directors and Officers in the Merger and Related…, page 66

33.   Please confirm that your officers and directors will not receive any compensation or benefits as a result of the transaction other than the disclosure that appears in this section. For example, please disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction. Also, please discuss whether there will be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction, whether under any change of control arrangements or otherwise.

34.   We note your indication that the company entered into a consulting agreement with Performance Enhancement Partners, LLC. In the context of

the background of the merger, please discuss what role the consultant played in "facilitating the timely and successful completion of the merger."

Material U.S. Federal Income Tax Consequences to Aquila Stockholders, page 67

35.   You state on page 68 that you do not intend this disclosure to be "a complete analysis or description of all potential federal income tax consequences of the merger." Please revise this statement as it is inappropriate to indicate that your disclosure is incomplete.

Regulatory Matters, page 68

36.   Please describe briefly the "filings with the States of Delaware and New York which will be necessary to effect the transactions contemplated by the merger agreement and filings of notification and report forms with the Department of Justice and the Federal Trade Commission under the HSR Act, which [you] and FOH Holdings may be required to make." Also, please disclose whether you have received all the necessary regulatory approvals or disclose when you anticipate receiving these approvals.

The Merger Agreement, page 69

Conditions to Closing the Merger, page 78

37.   We note that on pages 78 and 79, you list the specific conditions to the merger that may be waived by FOH Holdings, Inc. and by you. Here, and in your Conditions to the Closing of the Merger sub-section on page 24, please disclose which of these waivable conditions you may consider waiving. Also, at the beginning of this section, you list seven bulleted conditions without stating whether any of these conditions may be waived by either FOH Holdings or by you. Therefore, in this section, and in your Conditions to the Closing of the Merger sub-section on page 24, please identify specifically which conditions, if any, may be waived, by which entity they may be waived, and whether you would consider waiving any of your waivable conditions.

38.   Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

39.   Please disclose your intentions concerning re-solicitation if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 95

General

40. Please update the FOH Holdings, Inc. financial statements and also revise the pro forma financial statements to reflect the new interim period. See Rule 3-12 of Regulations S-X.

41. You indicate the allocation of the purchase price consideration reflected in the pro forma financial statements may differ from the final amounts. If significantly different results may occur as you have disclosed, then please revise to highlight and quantify the specific reasons the pro forma financial statements and your assumptions may differ from actual amounts at closing. In this regard, please provide a sensitivity analysis or provide additional pro forma presentations that give effect to the range of possible results as appropriate. See Rule 11-02(b)(8) of Regulation S-X. Further, please note that any material differences between the adjustments reflected in your final pro forma financial statements included in the final solicitation document and those made at closing of the acquisition should be identified and discussed in the historical financial statements in which the purchase is first reflected. This may be accomplished in the note in which you provide the paragraph 51 of SFAS 141 disclosure.

42. Please describe for us the terms of the warrants being issued in connection with the rights offering. Explain to us how you intend on accounting for the warrants citing all relevant accounting literature used to support your analysis.

43. Please explain why you have assumed the escrowed shares will be returned to their respective parties. Please advise, or revise the financial statements to appropriately exclude such shares from the basic earnings per share calculation. See paragraphs 10 and 34 and footnote 5 of SFAS no. 128.

44. Please explain in detail why it is appropriate for the pro forma financial statements to reflect the assumed proceeds of the rights offering. Reference is made to Rule 170. Prohibition of Use of Certain Financial Statements.

45. Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7.

46. Please describe in detail your process for identifying *all* acquired intangible

assets. Given the substantial amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us *in detail* the reasons you paid a substantial premium. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations may justify a premium, your existing purchase price allocation of approximately $6.3 million of goodwill appears high. Please advise in detail. We may have further comment upon review of your response.

47. Explain to us what liabilities, if any, you intend on capitalizing as part of the purchase price allocation. Please see EITF Issue no. 95-3.

48. Please disclose how elimination of management fees paid by FOH Holdings is directly related to the transaction or revise accordingly. In this regard, pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination may be more akin to a forecast.

49. We note you will issue shares of common stock and grant options to Performance Enhancement Partners, LLC in connection with the Peter Cole consulting agreement with Movie Star to act as the Executive Chairman of the combined company. Please explain how you will value and account for such equity instruments. Furthermore, please explain why you have reflected in the pro forma adjustment of compensation expense the value of Movie Star's *unvested* options outstanding at the effective time of the merger. In this regard, we note only vested options were considered in the purchase price allocation. Tell us how you treat vested versus unvested equity awards distinguishing between replacement awards and new awards.

50. Please explain to us and revise the pro forma note disclosure to reflect how the reverse merger will impact the valuation and accounting for the FOH Holdings outstanding stock options discussed on page F-30 to the interim January 27, 2007 financial statements.

51. Please revise your disclosure to explain the amount of shares issued in note d to the pro forma financial statements of 15,792,787 to the number disclosed in the introductory language of 23,689,181 shares.

52. Please tell us how you intend to allocate the goodwill created on this acquisition to your reporting units. Please be detailed in describing to us how you will define your *post* merger operating segments and reporting units.

53.   Reference is made to adjustment (c) on page 100. Please explain why the purchase accounting adjustment to fair value results in a write down to inventory and expand your disclosure as necessary. Tell us how you determined fair value, estimated selling and distribution costs and the normal profit margin.

54.   Notwithstanding the above comments, please explain to us how you were able to conclude that FOH Holdings is the accounting acquirer. Address each of the factors in paragraph 17.a of SFAS no. 141. Please include in your response the voting interest existing holders of Movie Star common stock will own, including TTG Apparel, following the merger. Further, tell us what consideration you gave to the rights offering and the voting interest existing holders of Movie Star common stock will own following the merger if they purchase the shares in conjunction with the rights offering.   Lastly, please include in your response the consideration you gave to the shareholders agreement to vote shares in concert with the directors on the initial board for 18 months.

2000 Performance Equity Plan Amendment Proposal, page 114

55.   Please revise this discussion to include the New Plan Benefits Table, as applicable, pursuant to Item 10 of Schedule 14A.

Business of Movie Star, page 139

Sourcing and Supply, page 139

56.   Please discuss why you believe you could replace the loss of any particular contractor in any country within a reasonable time period. Also, please disclose whether alternate sources of merchandise for all product categories are available at comparable prices should you lose your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

57.   Please discuss further the "temporary interruption" you anticipate in your supply if you lose a "major contractor."

58.   Please disclose your practices and your industry's practices relating to working capital items. For example, please disclose how you compare with others in your industry in carrying the proper amount of inventory to meet your delivery requirements and assure yourself of a continuous allotment of goods from suppliers. Also, please discuss your customers' rights to return purchased merchandise, if any, and how your policies compare with

industry practice. See Item 101(c)(1)(vi) of Regulation S-K.

Marketing and Distribution, page 141

59.   Please discuss the financial impact on you if you lose Wal-Mart and Target
        as customers. Also, please discuss any alternatives you have if you lose
        these or any other customers that accounts for 10% of your sales.

60.   Please disclose all of your customers that account for 10% or more of your
        sales. See Item 101(c)(1)(vii) of Regulation S-K.

Competition, page 142

61.   We note your disclosure in this subsection. Additionally, please estimate
        your competitive position relative to your competitors. Also, please discuss
        the principal methods of competition and the positive and negative factors
        pertaining to your competitive position. See Item 101(c)(1)(x) of
        Regulation S-K.

Properties, page 143

62.   We note the table listing your facilities as of May 15, 2007. Additionally,
        please provide information relating to these facilities that will reasonably
        inform investors as to the suitability, adequacy, productive capacity, and
        extent of utilization of the facilities. See Instruction 1 to Item 102 of
        Regulation S-K.

Movie Star's Management's Discussion and Analysis of Financial Condition…, page 144

63.   On page 31, you state that FOH Holdings has two material weaknesses and
        other deficiencies in its internal control over financial reporting. In this
        section and in the FOH Holdings' Management's Discussion and Analysis of
        Financial Condition and Results of Operations section on page 161, please
        discuss these material weaknesses and deficiencies, how they will impact the
        combined company, and the steps you are taking or will take to improve
        these weaknesses and deficiencies.

64.   Please revise this entire section to provide a balanced, executive-level
        discussion of the most important matters on which you focus in evaluating
        your financial condition and operating performance. Consider discussing the
        key operating indicators on which management focuses in assessing the
        business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

65.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company; and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 146

66.   Please revise your disclosure in this section and in your Liquidity and Capital Resources subsection to ensure the discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

- On the bottom of page 146 and the top of page 147, you state that your net sales increase for the three and nine months ended March 31, 2007 was primarily due to an increase in shipments to your largest customer and an increase to Frederick's of Hollywood, which was partially offset by a net overall decrease in shipments to other customers. Please discuss the reason or reasons for the increase in shipments to your largest customer and Frederick's of Hollywood and the reason or reasons for the decrease in shipments to other customers.

- Please discuss the reason or reasons that the Sidney Bernstein & Son division accounted for $14,124,000 and $12,964,000 of net sales for the years ended June 30, 2006 and 2005. In this regard, please discuss how these figures compared to your other divisions.

- Please provide further details regarding the low margin $7,800,000 shipment you first discuss on page 149. For example, please disclose why the costs of the shipment were so high, the merchandise arrived late at your distribution centers, and any other reason for the shipment's low margin.

- On page 151, you state that you recorded a loss from operations of $4,795,000 for the year ended June 30, 2005 as compared to an operating income of $286,000 for the similar period in 2004. Further, you state that this decrease was due to lower gross margins and higher selling, general, and administrative expenses partially offset by higher sales. Please explain and quantify the factors contributing to and offsetting this decrease.

FOH Holdings' Business and Financial Information, page 154

Company History, page 154

67.   In the first paragraph of this section, you state that Frederick's of Hollywood is are known for its "innovative introductions" into the intimate apparel market in the United States and is "generally credited" with introducing black lingerie into the American market in 1946, the padded bra in the late 1940s, the push-up bra in the 1950s, the thong panty in 1982, and the first water bra in the 1990s. However, you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other sources. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated.

Growth Strategy, page 154

New Store Expansion Program, page 155

68.   Please discuss the twelve new stores Frederick's of Hollywood opened from fiscal 2003 through 2006. Specifically, please disclose the "selected geographic markets" in which they were opened and the "test new store formats."

Stores Division, page 156

69.   Please describe Frederick's of Hollywood's "variety of store prototypes in addition to the 'Modern Hollywood' store format" discussed in this subsection.

70. Please describe further Frederick's of Hollywood's store expansion plan to open approximately 50 new stores over the next three years and discuss the plan's current status.

Sourcing, page 157

71. Please disclose Frederick's of Hollywood's three major suppliers that individually exceeded 10% of total purchased in fiscal 2006. Also, please disclose why Frederick's of Hollywood believes that it has "good relationships with vendors" and that "there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms" as the number of its stores increases. Further, please disclose the consequences and alternative should any of these suppliers cease doing business with you.

72. Please disclose the amount of purchases made from foreign suppliers. Also, enhance the disclosure to reflect the foreign origin of such purchases.

Legal Proceedings, page 159

73. We note that Frederick's of Hollywood was served with a purported class action complaint on October 23, 2006. Please disclose the name of the court in which this proceeding is pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding, and the relief sought. See Item 103 of Regulation S-K.

FOH Holdings' Management's Discussion and Analysis of Financial…, page 161

Goodwill and Trademark, page 162

74. Please provide to us your most recent trademark impairment test. Please be detailed and explain for us all significant assumptions used. Furthermore, enhance your disclosure to provide specifics with respect to the assumptions used.

75. Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which Frederick's of Hollywood focuses in evaluating its financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

76. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on

Frederick's of Hollywood's revenues or income or result in its liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of Frederick's of Hollywood's earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on Frederick's of Hollywood's earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to Frederick's of Hollywood; and

- material opportunities, challenges, and risks in short and long term and the actions Frederick's of Hollywood is taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 164

77.   Please revise your disclosure in this section and in Frederick's of Hollywood's Liquidity and Capital Resources subsection to ensure the discussion and analysis of its results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

- On page 165, you state that Frederick's of Hollywood's net sales for the six months ended January 27, 2007 increased $10,861,000, or 15.7%, as compared to the prior year, due to the continuing strength of its product offerings to its core customers. Please explain what you mean by "the continuing strength of its product offerings to its core customers," and please quantify and discuss further the changes in the merchandising strategy across all channels that led to growth in all categories. You go on to mention your main merchandise categories; however the discussion lacks meaningful quantitative analysis.

- Furthermore, enhance your gross profit discussion to quantify your buying and occupancy costs on page 165. Please revise the disclosure here and for your fiscal year end discussions to quantify all line item changes with more than one business reason.

- Please discuss and quantify the factors that contributed to Frederick's of Hollywood's decrease in selling, general, and administrative expenses as a percentage of sales for the six months ended January 27, 2007 that you disclose on page 165.

- On the bottom of page 168, you state that FOH Holdings' interest expense increase for the combined fiscal 2005 periods was driven by an increase in the average outstanding borrowings of approximately $3,498,000 or 17.0%, and an increase in the average borrowing rate from 6.6% in fiscal year 2004 to 6.8% in fiscal year 2005. Please discuss the reasons behind the increase in the average outstanding borrowings and the average borrowing rate during this time.

FOH Holdings, Inc. - Liquidity and Capital Resources, page 169

78.   Your liquidity discussion does not fully address the cash flow effects regarding the discontinued operations. Please revise to disclose at a minimum:

- Cash flows are not reported separately in the cash flow statement,
- Quantify the cash flows from discontinued operations,
- Describe how the absence of cash flows (or negative cash flows) from discontinued operations are expected to affect future liquidity and capital resources. (e.g. effect on financing levels, terms, covenants, etc.)

Beneficial Ownership of Securities, page 172

79.   Please disclose the number of shares outstanding that you relied upon in calculating the percentages that appear in the table. Also, it appears that you do not disclose the natural person, persons, or public company that exercises the ultimate voting or investment control over the shares of Fursa Alternative Strategies LLC. Please revise or advise.

Certain Relationships and Related Party Transactions, page 173

80.   Please tell us whether the terms of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties. If not, please disclose how the agreements' terms were either beneficial or detrimental to you.

FOH Holdings, Inc. and Subsidiaries

Consolidated Balance Sheet, page F-3

81.   Disclose the allowance for doubtful accounts. See Rule 5-02.4 of Regulation S-X.

Consolidated Statements of Operations, page F-4

82.   Please revise the income statement to present basic and diluted earnings per share information for all periods presented. Reference is made to Rule 5-03.20 of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-7

1. Basis of Presentation, page F-7

83.   Please describe in detail your process for identifying *all* acquired intangible assets. Given the amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please *explain* the reasons the investors paid a substantial premium for a business with a history of operating losses.

2. Summary of Significant Accounting Policies, page F-8

84.   We presume you have completed or are in the process of completing your fiscal year 2007 impairment testing of goodwill. Please supplementally provide us with a summary of your analysis performed for 2007, or the latest test performed. We may have further comment.

85.   Please explain your policy of accruing for planned but unexecuted markdowns and the distinction, if any, in the valuation of your recorded inventory.

86.   Please provide to us your analysis that supports the capitalization of direct response advertising costs which you disclose consist primarily of costs related to your product catalogs. In this regard, please provide to us your historical analysis used to support capitalization. We further note your disclosure on page 155 of the solicitation document that you have been reducing the annual catalog circulation. See paragraph 48 of SOP no. 93-7.

Revenue Recognition, page F-11

87.   Please explain your basis for recognizing revenue at the time of *estimated* receipt by the customer for catalog and internet sales. Please advise.

Segment Reporting, page F-12

88.   Please tell us in more detail how you determined that you have only one reportable segment. We note that you sell different products (e.g. clothing, shoes, and lingerie), and you have different distribution channels (e.g. retail, internet and catalog). Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. Provide to us three years of revenue information for each operating segment and three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Annex C

89.   We note that the opinion "may not be relied upon or used for any other purpose without our prior written consent." We note the limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable state law authority addressing the availability of such a potential defense. In the absence of any applicable state law authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Movie Star under applicable state law. Further, disclose that the availability of such a state law defense to Chanin would have no effect on the rights and responsibilities of the of the company's board of directors under the federal securities laws.

Registration Statement on Form S-1

90.   Please revise to comply with the above comments as applicable.

91.   Instead of filing alternative pages, please file two, separate registration statements or tell us why you believe it is appropriate to file the two as one considering the securities being offered do not appear to be offered at the same price.

92.   Please disclose on the cover page the maximum number of shares of common

stock issuable upon exercise of the rights. See Item 501(b)(2) of Regulation S-K.

Use of Proceeds, page 29

93. We note that you will use the proceeds of this offering "primarily for the addition of new Frederick's of Hollywood stores, the renovation of certain existing Frederick's of Hollywood stores, working capital and other general corporate purposes." Due to the fact that a material amount of the proceeds will be used to acquire assets, the new Frederick's of Hollywood stores, please describe briefly and state the cost of these assets and, where such assets are to be acquired from affiliates of the registrant or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

The Rights Offering, page 102

94. Please revise to elaborate upon how you arrived at the price, aside from stating that you determined this amount through arm's length negotiations.

The Standby Purchase Commitment and Other Transactions, page 111

95. We note your indication that the securities issued to the Standby Purchasers will be subject to restrictions on transfer. Since it appears that you have already agreed to sell shares to the Standby Purchasers under the terms of the purchase agreement, please confirm that you will complete this offer privately and will not be registering the sale of such shares under this prospectus. Please specifically clarify that the prospectus that forms a part of this registration statement does not cover shares offered to the Standby Purchasers.

96. In an appropriate place in this disclosure, please disclose the percentage of your outstanding shares the Standby Purchasers will own if they must fully comply with their backstop commitment.

Selling Shareholder, page A-4

97. Please disclose how your selling shareholder received its beneficially owned shares.

98. Please disclose whether the selling shareholder is a broker-dealer. If so, please identify specifically that shareholder as an underwriter, as opposed to indicating that it "may be" an underwriter.

99.　Also, please disclose whether the selling shareholder is an affiliate of a broker-dealer. If so, please disclose if true that:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

<u>Part II. Information Not Required in Prospectus, page II-1</u>

<u>Item 15. Recent Sales of Unregistered Securities, page II-1</u>

100.　For the private placements you described in this section, please state briefly the facts that you relied upon for the exemptions.

<u>Item 17. Undertakings, page II-4</u>

101.　Please tell us why you have included the undertakings in paragraphs (1)(iii)(A) through (C), paragraph (5), and the paragraph following paragraph (5) of this section. It appears that these undertakings do not apply to these transactions.

<u>Item 16. Exhibits, page II-6</u>

102.　Please ensure that you file a form of the subscription rights certificate as an exhibit to the registration statement.

<u>Form 10-K for the Fiscal Year Ended June 30, 2006</u>
<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2007</u>

<u>Item 9A Controls and Procedures</u>

103.　Currently, you provide only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective in ensuring the information you are required to disclose under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Also, if true, please confirm for us that that your officers concluded

> that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Further, please confirm for us that you will include this disclosure in your periodic future filings. See Exchange Act Rules 13a-15(e) or 15d-15(e).

<center>*   *   *   *   *   *</center>

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 or Securities Exchange Act of 1934, as applicable, and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marci J. Frankenthaler, Esq.
        Graubard Miller
        Via Facsimile